Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
HERITAGE COMMERCE CORP.

Larry D. McGovern and Rebecca A. Levey certify that:

1.   They are the duly elected and acting Executive Vice President and Chief Financial Officer and Secretary, respectively, of Heritage Commerce Corp., a California corporation.

2.   The Restated Articles of Incorporation of this corporation are amended by deleting in its entirely ARTICLE VII.

3.   The foregoing amendment of Restated Articles of Incorporation has been duly approved by the board of directors.

4.   The foregoing amendment of Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, Corporations Code. The total number of outstanding shares entitled to vote with respect to the amendment was 11,788,426 common shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: May 26, 2005   _____
                               Larry D. McGovern
                               Executive Vice President and Chief Financial Officer

                               _____
                               Rebecca A. Levey,
                               Corporate Secretary